SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

____________________________________________
                                             :         CERTIFICATE
         In the Matter of                    :              OF
                                             :         NOTIFICATION
     DOMINION RESOURCES, INC.                :            NO. 6
       Richmond, Virginia                    :
                                             :
       File Nos. 70-9517                     :         TRANSACTIONS
                 70-9555                     :         DURING PERIOD
                 70-9679                     :
                                             :
(Public Utility Holding Company Act of 1935) :         April 1, 2001
                                             :            through
                                             :         June 30, 2001
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	By order dated December 15, 1999 (HCAR No. 27112) (the "Initial Financing Order") in the proceedings at File No. 70-9517, the Securities and Exchange Commission ("Commission") permitted the Application-Declaration of Dominion Resources, Inc. ("Dominion"), an exempt holding company, and Consolidated Natural Gas Company ("Old CNG"), a registered holding company, to become effective. Concurrently, by order dated December 15, 1999 (HCAR No. 27113), the Commission authorized the merger (the "Merger") of Old CNG into a wholly-owned subsidiary of Dominion, which subsidiary as the survivor of the merger changed its name to Consolidated Natural Gas Company ("CNG"). The Merger was consummated on January 28, 2000. The Initial Financing Order authorized post-Merger financings for Dominion and CNG, and requires the filing by Dominion of certain certificates of notification pursuant to Rule 24.

	By Commission order dated May 24, 2001 (HCAR No. 27406) (the "Second Financing Order") in the proceedings at File No. 70-9555, the financing


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authorizations of Dominion and its subsidiaries given in the Initial
Financing Order were enhanced and extended.

	By Commission order dated October 5, 2000 (HCAR No. 27242) (the "Restructuring Order") in the proceeding at File No. 70-9679, Dominion was authorized to reorganize and restructure its existing nonutility interests along business and functional lines, using one of several business organizations.

	This certificate provides information with respect to transactions occurring under the Initial Financing Order, the Second Financing Order and the Restructuring Order during the second quarter of 2001 with respect to Dominion and its subsidiaries, including Dominion Energy, Inc. ("DEI"), Dominion Capital, Inc. ("DCI"), and Virginia Electric and Power Company ("Virginia Power").

	Rule 52 transactions occurring during the quarter, if any, are reported on Forms U-6B-2 filed as exhibits to this certificate.



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  I.   FINANCING BY DOMINION

	 A. Sale of Dominion Common Stock

          1. Sales to Plans

              Dominion issued and sold the following shares of its common stock during the reporting period.

                                             Number of      Dollar Values
                                               Shares        (Thousands)
                                            ____________    _____________

         Dominion Direct Investment Plan       438,070         $27,922
         Employee Savings Plan                 244,800          15,478

          2. Public Offerings


	        None.


	 B. Short Term Debt

	        During the period, Dominion and Virginia Power issued and sold commercial paper. The maximum principal amount of each such company's commercial paper outstanding at any time during this period and the principal amount of commercial paper of each company outstanding on June 30, 2001 were as follows.

                                         Maximum          Principal Amount
                                       Outstanding         as of 6/30/01
                                       (thousands)          (thousands)
                                       ___________        ________________

          Dominion                      $872,600            $830,198
          Virginia Power                 353,741             131,506



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               On May 31, 2001, Dominion, Virginia Power and CNG  entered into a 364 day credit facility agreement with a consortium of 22 banks. The credit agreement allows aggregate borrowings by Dominion, Virginia Power and CNG up to $1.975 billion. Subject to the maximum aggregate limit of $1.975 billion, Virginia Power and CNG may borrow up to the full commitment and Dominion may borrow up to $750 million. Although Virginia Power and CNG each have access to the full $1.975 billion, they will operate within internally allocated limits of $200 million and $850 million, respectively.
          The new credit agreement replaces an earlier $1.75 billion credit agreement entered into in June of 2000.

	 C. Long-Term Debt

          No transactions.

  II. EQUITY INVESTMENTS IN, AND GUARANTIES AND OTHER CREDIT SUPPORT BY DOMINION FOR OR ON BEHALF OF DEI, DCI AND/OR THEIR SUBSIDIARIES

	 A. Equity Investments

	        There were no equity investments by Dominion in DEI, DCI and/or their subsidiaries during the period.



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	 B. Guaranties and Other Credit Support

	         Dominion has issued guaranties to various third party creditors in relation to repayment of debt by certain of its subsidiaries and in relation to electric power or gas purchases or delivery performances of its subsidiaries. The estimated total exposure on these guaranties as of June 30, 2001 is approximately $2.7 billion, and the subsidiaries' debt subject to such guaranties totaled $900 million.

  III. RULE 52 TRANSACTIONS BY VIRGINIA POWER AND ITS SUBSIDIARIES

	 None.

  IV. RESTRUCTURING OF NONUTILITY INTERESTS

	On March 31, 2001, Dominion acquired the Millstone nuclear generating units ("Facilities") from Northeast Utilities. DEI formed Dominion Nuclear, Inc. ("DNI") to take indirect ownership of the Facilities. Dominion Nuclear Marketing I, Inc. ("DNM I"), Dominion Nuclear Marketing II, Inc. ("DNM II") and Dominion Nuclear Marketing III, L.L.C. ("DNM
  III") were formed by DNI to own collectively 100% of the stock of Dominion Nuclear Connecticut, Inc. ("DNC") which directly owns the Facilities. DNI, DNM I, DNM II, DNM III and DNC are all exempt wholesale generators under
  Section 32 of the Act.


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       On June 1, 2001, Dominion Retail, Inc. ("Dominion Retail"), a wholly-
  owned subsidiary of CNG, purchased from DNI a 25% membership interest in DNM III for $5,362,500. The purpose of the restructuring was to place Dominion Retail in a position to better market power from the Facilities and to attain certain tax advantages.


  V. EXHIBITS

     None



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                                   SIGNATURE

	The undersigned registered holding company has duly caused this quarterly Rule 24 Certificate of Notification to be signed on its behalf by its attorney subscribing below duly authorized pursuant to the Public Utility Holding Company Act of 1935.



                                    DOMINION RESOURCES, INC.

                                    By  N. F. Chandler
                                    Its Attorney





Dated August 29, 2001





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